Exhibit 99.26

Valour Inc. Announces Q1 2023 Financial Results Finishing the Quarter with AUM at $191m CAD - up 80% from the Previous Quarter

TORONTO – May 17, 2023 – Valour Inc. (the “Company” or “Valour”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, announces its financial performance for the three months ended March 31, 2023 (all amounts in Canadian dollars, unless otherwise indicated).

Key Highlights of Q1 2023

●	The Company maintains a healthy cash balance at March 31, 2023 of $4.4 million compared to $4.9 million at December 31, 2022 and the Company’s venture portfolio investments stood at $43.9 million at the end of the quarter.

●	AUM increased 80% to $191 million as at March 31, 2023 from $106 million as at December 31, 2022.

●	Valour expanded product offering access in France, a key market for expansion.

●	VALOUR VDAB10 became a benchmark index for crypto offerings at independent research provider MoneyMoon.

●	Valour Digital Securities Limited, a Jersey-based securities issuance vehicle cooperating with Cayman-based Valour Inc. as arranger, obtained the approval in principle by the JFSC and subsequently submitted a new EU base prospectus documentation covering physically backed ETP-Products with the Swedish Regulator SFSA.

●	Net (loss) for the three months ended March 31, 2023 was $(8.7) million compared to $(12.3) million for the same period in 2022. This represents an improvement of $3.6 million or 29% compared to the same period in 2022 in a quarter where reported revenues were down $5.4 million compared to March 31, 2022 reported revenues ($(3.6) million in 2023 vs. $1.8 million in 2022).

●	Operating, general and administrative costs for the three months ended March 31, 2023 was $2.1 million compared to $3.7M for the same period in 2022, a decrease of $1.6 million or 43% as the Company continues to reduce costs across the business.

●	Total expenses for the three months ended March 31, 2023 was $5.1 million compared to $14.1 million in 2022 representing a 64% decrease year over year. Total expenses less share-based payments for the three months ended March 31, 2023 was $4.2 million compared to $5.4 million in 2022 representing a 22% decrease year over year.

“We continue to witness strong demand and inflows into our Valour ETP business as the Web 3.0 ecosystem garners widespread adoption,” said Olivier Roussy Newton, Chief Executive Officer of Valour. “Our first-quarter financial results demonstrate significant progress, with AUM reaching $191 million, an impressive 80% increase from the previous quarter. With the approval and launch of our digital asset-backed issuance program, we anticipate additional growth for the ETP business going forward. Our reduction of expenses by 64% year over year exemplifies our commitment to cost reduction and operational efficiency. As we drive our vision forward, our unwavering focus remains on expanding our diverse range of ETP products across Europe and delivering value to our investors.”

ETPs/Valour

The Company’s ETP business, Valour Cayman, reported AUM of $191 million as of March 31, 2023, an increase of 80% from December 31, 2022 report AUM of $106 million.

Liquidity

The Company maintains a healthy cash balance at March 31, 2023 of $4.4 million compared to $4.9 million at December 31, 2022 and the Company’s venture portfolio investments stood at $43.9 million at the end of the quarter.

Financial Performance

For the three months ended March 31, 2023:

●	Total revenues were $(3.6) million consisting of realized and net change in unrealized gains and (losses) on digital assets of $71 million, realized and net change in unrealized gains and (losses) on ETP payables of $(76) million, staking and lending income of $572 thousand, management fees on ETPs of $216 thousand and node validator revenue of $6 thousand and total realized and unrealized gains on investments of $356 thousand.

●	Total expenses were $5.1 million compared to $14.1 million in the same period in 2022. The Company continues to reduce costs as it focuses on expanding its ETP products.

●	Net loss was $8.7 million compared to $12.3 million in 2022. The lower net loss for the period was driven by the decrease in total expenses offset by weaker revenues in the period.

About Valour

Valour Inc. (NEO: DEFI) (GR: MB9) (OTC: DEFTF) is a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets and finance. Founded in 2019, Valour is backed by an acclaimed and pioneering team with decades of experience in financial markets and digital assets. Valour’s mission is to expand investor access to industry-leading Web3 and technologies. This allows investors to access the future of finance via regulated equity exchanges using their traditional bank account and access.

Valour offers fully hedged digital asset ETPs with low to zero management fees, with product listings across European exchanges, banks and broker platforms. Valour’s existing product range includes Valour Uniswap (UNI), Cardano (ADA), Polkadot (DOT), Solana (SOL), Avalanche (AVAX), Cosmos (ATOM), Binance (BNB), Enjin (ENJ), Bitcoin Carbon Neutral (BTCN) and Valour Digital Asset Basket 10 (VDAB10) ETPs with low management fees. Valour’s flagship products are Bitcoin Zero and Ethereum Zero, the first fully hedged, passive investment products with Bitcoin (BTC) and Ethereum (ETH) as underlyings which are completely fee free.

For more information, to subscribe, or to receive company updates and financial information, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by Valour and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Investor Relations

ir@valour.com

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